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              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

- ---------------------------------------X
ANNA STANLEY and                       :
LEN KAHN                              :
                                       :
                       Plaintiffs,     :
                                       :
        - against -                    :
                                       :
LARRY SOLL, GREGORY B. ABBOTT,         :
ROBERT C. THOMPSON, ARTHUR H.          :
HAYES, DAVID I. HIRSH, BARRY           :
MACTAGGART, GLENN S. UTT,              :
ROBERT F. HENDRICKSON                  :
and SYNERGEN INC.,                     :
                                       :
                       Defendants.     :
- ---------------------------------------X


                                C.A. NO. 13892

                            CLASS ACTION COMPLAINT
                            ----------------------

          Plaintiffs, by their attorneys, allege upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:

          1. Plaintiffs bring this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Synergen, Inc. ("Synergen" or the "Company") and who are similarly situated (the "Class") for injunctive and other relief. Plaintiffs seek the injunctive relief herein, inter alia, to enjoin the consummation of a proposed offer (the "Offer") announced on November 18, 1994, pursuant to which Amgen Inc. ("Amgen") will acquire Synergen for approximately $239 million cash, or $9.25 a share of Synergen stock. Shares not purchased in the tender offer will be acquired in a subsequent merger at the same price after the merger. Alternatively, in the event that the transaction is consummated, plaintiffs seek to recover damages caused by the breach of fiduciary duties owed by the individual
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defendants.

        2. The proposed transaction and the acts of the individual defendants, as more particularly alleged herein, constitute a breach of the defendants' fiduciary duties to plaintiffs and the Class.

        3. The Offer is being advanced at an unfair price and does not constitute a maximization of stockholder value.

        4. The individual defendants' authorization to engage in the Offer was given in breach of their fiduciary duties owed to Synergen's stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any sale of the Company. In the context of this action, defendants were required to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives that will return greater or equivalent short-term value to plaintiffs and the Class.

                                   PARTIES
                                   -------

        5. Plaintiffs are and, at all relevant times, have been the owner of shares of Synergen common stock.

        6. Synergen is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a biopharmaceutical company engaged in the discovery, development and manufacture of protein-based pharmaceuticals. The Company's research is targeted at products for inflammatory diseases and
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neurological disorders. Synergen maintains its principal executive offices at
1885 33rd Street, Boulder, Colorado. Synergen has approximately 25,767,289 shares of common stock outstanding and approximately 2,550 stockholders of record. Synergen stock trades on the NASDAQ national system.

        7.  Defendant Larry Soll ("Soll") is Chairman of the
Board of Directors. Soll's annual compensation is $163,334.

        8. Defendant Gregory B. Abbott ("Abbott") is President, Chief Executive Officer, and a director of Synergen. Abbott's annual compensation is $197,414.

        9. Defendant Robert C. Thompson ("Thompson") is the Executive Vice President and a director of Synergen. Thompson's annual compensation is $197,914.

        10. Defendants Arthur H. Hayes, David I. Hirsh, Barry Mactaggart, Glenn S. Utt and Robert F. Hendrickson are directors of Synergen.

        11. The defendants named in paragraphs 7 through 10 are hereinafter referred to as the "Individual Defendants."

        12. Because of their positions as officers/directors of the Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiffs and the other members of the Class.

        13. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company, and the liability of each


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arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.


                           CLASS ACTION ALLEGATIONS
                           ------------------------

        14. Plaintiffs bring this action in their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below.

        15.  This action is properly maintainable as a class action.

        16. The class is so numerous that joinder of all members is impracticable. The Company has approximately 2,550 stockholders of record.

        17. There are questions of law and fact common to the Class including, inter alia, whether:

             a. the proposed offer is grossly unfair to Synergen's public stockholders;

             b. defendants have engaged and are continuing to prevent plaintiffs and the Class from receiving the maximum value per share that could be received in an unfettered market for control;

             c.  defendants willfully and wrongfully failed or

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refused to obtain or attempt to obtain a purchaser for the assets of Synergen at a price higher than the tender offer;

             d. defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiffs and the members of the Class; and

             e. plaintiffs and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated.

        18. Plaintiffs are committed to prosecuting the action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs are adequate representatives of the Class.

        19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf

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of the Class as a whole is appropriate.

                           SUBSTANTIVE ALLEGATIONS
                           -----------------------

          21. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiffs and the Class unfairly of their investment in Synergen.

          22. On November 18, 1994, the Dow Jones News Wire reported that Synergen had entered into a definitive merger agreement for Amgen to acquire Synergen for approximately $239 million cash or $9.25 a share of Synergen stock. Under the terms of the merger agreement, Amgen has indicated that it will begin a cash tender offer no later than November 29, 1994 for all outstanding shares of Synergen. Shares not purchased in the tender offer will be acquired in a subsequent merger at the same price after the completion of the tender Offer.

          23. Defendants chose to pursue this transaction at a time when Synergen is believed to be poised to significantly increase future earnings and when its value is believed to be far in excess of the consideration offered in the Offer.

          24. Indeed, Synergen's revenues have increased over last year's results. For the second quarter of 1994, Synergen reported revenues of $5,213.200, as compared to $3,636,100 for the same period in 1993, an increase of approximately 30 percent.

          25. Defendants' knowledge and economic power and that of the investing public is unequal because they are in possession of



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material non-public information concerning the Company's assets, businesses, and future prospects. This disparity makes it and [sic] inherently unfair for them to transfer ownership of Synergen from its public stockholders to Amgen at such an unfair and grossly inadequate price.

          26. The consideration to be paid to the public shareholders in the Offer is grossly unfair, inadequate, and substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Synergen is materially greater than the consideration being considered, taking into account Synergen's asset value, liquidation value, its expected growth, the strength of its business, and its revenues and cash flow and earnings power.

          27. Defendants, in violation of their fiduciary obligations to maximize stockholder value, have not considered seriously other potential purchasers of Synergen or its stock in a manner designed to obtain the highest possible price for Synergen's public stockholders.

          28. The proposed Offer is wrongful, unfair, and harmful to Synergen public stockholders, and will deny Class members their right to share proportionately in the true value of Synergen's valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the defendants at an unfair and inadequate price.

          29. By reason of all of the foregoing, defendants herein have participated in unfair dealing toward plaintiffs and the other


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members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

        30. Defendants have violated fiduciary and other common law duties owed to the plaintiffs and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

        31. As a result of defendants' action, plaintiffs and the Class have been and will be damaged by the breaches of fiduciary duty, and, therefore, plaintiffs and the Class will not receive the fair value of Synergen's assets and businesses.

        32. Unless enjoined by this Court, defendants wil continue to breach their fiduciary duties owed to plaintiffs and the Class, and will succeed in their plan to exclude plaintiffs and the Class from the fair proportionate share of Synergen's valuable assets and businesses, all to the irreparable harm of the Class.

        33.  Plaintiffs and the Class have no adequate remedy of law.

        WHEREFORE, plaintiffs pray for judgment and relief as follows:

        a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiffs as representatives of the Class;

        b. declaring that the defendants and each of them have committed or aided and abetted a group abuse of trust and have

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breached their fiduciary duties to plaintiffs and the other members of the
Class;

             c. preliminarily and permanently enjoining defendants and their counsel, Agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction;

             d. in the event the transaction is consummated, rescinding it and setting it aside;

             e. ordering defendants, jointly and severally, to account to plaintiffs and the Class for all profits realized and to be realized by them as a result of the transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiffs and other members of the Class;

             f. ordering defendants to permit a stockholders' committee consisting of class members and their representatives to participate in any process undertaken in connection with the sale of the Company in order to ensure a fair procedure, adequate procedural safeguards, and independent input by plaintiffs and the Class in connection with any transaction for the public shares or Synergen;

             g. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

             h.  awarding plaintiffs and the Class their costs
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and disbursements and reasonable allowances for plaintiffs' counsel and experts'
fees and expenses; and

             i. granting such other and further relief as may be just and proper.

Dated:  November 18, 1994



                                        Respectfully submitted,

                                        ROSENTHAL MONHAIT GROSS
                                          & GODDESS, P.A.



                                    By: /s/ [Name illegible]
                                        ---------------------------------
                                        First Federal Plaza, Suite 214
                                        P.O. Box 1070
                                        Wilmington, Delaware 19899
                                        (302) 656-4433



                                        Attorneys for Plaintiffs


Of Counsel:

WECHSLER SKIRNICK HARWOOD
  HALEBIAN & FEFFER
Robert I. Harwood, Esq.
555 Madison Avenue
New York, New York 10022
(212) 935-7400

GARWIN BRONZAFT GERSTEIN
  & FISHER
Scott W. Fisher, Esq.
1501 Broadway
New York, New York 10036
(212) 398-0055